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                   [CAMWEST GLOBAL COMMUNICATIONS CORP. LOGO]


                                  NEWS RELEASE

   For Immediate Release
   June 20, 2006

             CANWEST TO RECEIVE A$39.2 MILLION INTERIM DISTRIBUTION
 CanWest's Australian operations increase ratings during soft advertising market

WINNIPEG: CanWest Global Communications Corp. announced today that its Australian media operation, The TEN Group pty Limited (TEN), reported consolidated revenues of A$208.2 million for the quarter ended May 31, 2006, a decrease of 10% from the A$231.8 million recorded in the same quarter last year. TEN's consolidated EBITDA of A$30.3 million was down 50% compared to the A$61.3 million in the previous fiscal year. For the nine months to date, TEN's consolidated revenue was down 7% over the previous year, while its consolidated EBITDA was down 26% over the same period in fiscal 2005.

TEN declared a dividend of A$0.075 per share, which will result in aggregate dividend and interest distributions of A$39.2 million being paid to CanWest in July 2006. Including this distribution, CanWest will have received a total of A$102.7 million in distributions from its Australian operations in fiscal 2006.

Nick Falloon, TEN's Executive Chairman, said that the results were to be expected. "The Australian TV ad market was short and soft through the first half of the television broadcast year, which began in February, and we expected TEN's first half television advertising share would be down from the previous year. However we believe that this downswing is temporary and that we will return to more normal ad market conditions in the near future." Falloon noted that TEN is better placed than its competitors to reap the benefits of an ad market recovery, due to its excellent ratings gains in all key demographics during the course of this television broadcast year.

Tom Strike, President of CanWest MediaWorks International, noted that TEN's results were impacted negatively by the Commonwealth Games which were held in Australia in March 2006, but echoed comments by Mr. Falloon that TEN was positioned for a return to steady revenue growth. "Not only is TEN's business model of tight cost control firmly in place, but Eye Corp., TEN's out-of-home advertising division, is poised for steady growth with the recent announcement of a ten-year deal with the Manchester Airport Group in the U.K."

Eye Corp. recently announced that it had been awarded a ten-year deal to manage the advertising concessions for the Manchester Airport Group, which operates airports in Manchester, Nottingham East Midlands and Humberside airports. Eye has recently been awarded similar concessions for Changi Airport in Singapore and the New South Wales Roads and Traffic Authority in Australia.

TEN's television schedule continues to score with Australian viewers and is the stand-out ratings performer so far in 2006. TEN's roster of domestic production is the strongest ever, with the anchor Big Brother, now into its sixth season, leading the way. High profile shows such as Jamie's Kitchen Australia, Honey We're Killing the Kids, Australian Idol and the best of the Australian Football League season have yet to launch and bode well for the rest of the Australian television season.


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These results are in accordance with Australian Equivalents to International
Financial Reporting Standards and will be subject to foreign currency translation and adjustment to Canadian GAAP upon consolidation with CanWest's other operations.

This news release contains comments or forward-looking statements that are based largely upon the Company's current expectations and are subject to certain risks, trends and uncertainties. These factors could cause actual future performance to vary materially from current expectations. The Company may not update or revise any forward-looking statements or comments, whether as a result of new information, future events or otherwise.

CanWest Global Communications Corp. (www.canwestglobal.com), an international media company listed on the TSX (trading symbols: CGS and CGS.A) and NYSE (trading symbol: CWG), is Canada's largest media company. CanWest is Canada's largest publisher of daily newspapers, and owns, operates and/or holds substantial interests in free-to-air and subscription-based television networks, out-of-home advertising, web sites, and radio stations and networks in Canada, New Zealand, Australia, Singapore, Malaysia, Indonesia, Turkey, Ireland and the United Kingdom.



For further information contact:
Geoffrey Elliot
Vice President, Corporate Affairs
Tel: (204) 956-2025
Fax: (204) 947-9841